

Mail Stop 4561

October 24, 2008

Jerry A. Simmerly
President and Chief Executive Officer
American Patriot Financial Group, Inc.
3095 East Andrew Johnson Highway
Greeneville, Tennessee 37745

Re: American Patriot Financial Group, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008
Form 10-Q for the quarterly period ended June 30, 2008
File No. 000-50771

Dear Mr. Simmerly:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended June 30, 2008
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition – Loans, page 15

1. Please refer to paragraph 20 of SFAS 114 and disclose in future filings, beginning with your September 30, 2008 Form 10-Q:

    - the total recorded investment in impaired loans;
    - the specific events and circumstances that occurred during the respective period end that caused the fluctuation in impaired loans;

Jerry A. Simmerly
American Patriot Financial Group, Inc.
October 24, 2008
Page 2

- the total recorded investment in impaired loans for which there is a related allowance for credit losses;

- the total recorded investment for which there is not related allowance for credit losses; and

- if you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ben Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3423 if you have questions.

Sincerely,

Amit Pande
Accounting Branch Chief